Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended		Fiscal Year Ended
In Millions, Except Ratios	Aug. 28, 2011	Aug. 29, 2010	May 29, 2011	May 30, 2010	May 31, 2009	May 25, 2008	May 27, 2007

Earnings before income taxes and after-tax earnings from joint ventures	$553.5	$670.1	$2,428.2	$2,204.5	$1,942.2	$1,829.5	$1,696.2
Distributed income of equity investees	31.6	21.5	72.7	88.0	68.5	108.7	45.2
Plus: Fixed charges (1)	103.4	106.4	414.2	423.1	463.4	494.6	496.8
Plus: Amortization of capitalized interest, net of interest capitalized	2.4	1.4	(3.7)	0.7	(2.2)	(2.0)	—

Earnings available to cover fixed charges	$690.9	$799.4	$2,911.4	$2,716.3	$2,471.9	$2,430.8	$2,238.2

Ratio of earnings to fixed charges	6.68	7.51	7.03	6.42	5.33	4.91	4.51

(1) Fixed charges:
Interest expense	$89.7	$93.8	$360.9	$374.5	$409.5	$432.0	$396.6
Preferred distributions to noncontrolling interests	0.6	0.8	2.5	2.6	7.2	22.0	63.8
Rentals (1/3)	13.1	11.8	50.8	46.0	46.7	40.6	36.4

Total fixed charges	$103.4	$106.4	$414.2	$423.1	$463.4	$494.6	$496.8

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to noncontrolling interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense.